SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nike, Inc.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

654106103
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 27,782,945 shares, which constitutes approximately 7.1% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 392,240,992 shares outstanding.

CUSIP No. 654106103

1.    Name of Reporting Person:

        Cardinal Investment Sub I, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 25,536,262
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 25,536,262
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        25,536,262

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  6.5%

12.    Type of Reporting Person: PN

CUSIP No. 654106103

1.    Name of Reporting Person:

         Oak Hill Strategic Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 2,246,683
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 2,246,683
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,246,683

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  0.6%

12.    Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated October 15, 2001, as amended by Amendment No. 1 dated February 13, 2006, as amended by Amendment No. 2 dated February 13, 2007 (the "Schedule 13G"), relating to the Class B Common Stock (the "Stock"), of Nike, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.  Ownership.

(a) - (b)

Reporting Persons

Cardinal

The aggregate number of shares of the Stock that Cardinal owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,536,262, which constitutes approximately 6.5% of the outstanding shares of the Stock.

Oak Hill

The aggregate number of shares of the Stock that Oak Hill owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,246,683, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Controlling Persons

Cardinal Genpar

Because of its position as general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Genpar owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,536,262, which constitutes approximately 6.5% of the outstanding shares of the Stock.

Cardinal Fund

Because of its position as sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,536,262, which constitutes approximately 6.5% of the outstanding shares of the Stock.

Cardinal Management

Because of its position as the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Management owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,536,262, which constitutes approximately 6.5% of the outstanding shares of the Stock.

Cardinal MGP

Because of its position as the general partner of the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal MGP owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,536,262, which constitutes approximately 6.5% of the outstanding shares of the Stock.

FW Strategic

Because of its position as the general partner of Oak Hill, the aggregate number of shares of the Stock that FW Strategic owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,246,683, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Strategic MGP

Because of its position as the general partner of the general partner of Oak Hill, the aggregate number of shares of the Stock that Strategic MGP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,246,683, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Alexander

Because of his position as the sole member of the general partner of the general partner of the sole member of the general partner of Cardinal, and because of his position as the President and sole member of the general partner of the general partner of Oak Hill, Alexander may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, a total of 27,782,945 shares of the Stock, which constitutes approximately 7.1% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Cardinal

Acting through its general partner, Cardinal has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,536,262 shares of the Stock.

Oak Hill

Acting through its general partner, Oak Hill has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,246,683 shares of the Stock.

Controlling Persons

Cardinal Genpar

In its capacity as the general partner of Cardinal, Cardinal Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,536,262 shares of the Stock.

Cardinal Fund

In its capacity as the sole member of the general partner of Cardinal, Cardinal Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,536,262 shares of the Stock.

Cardinal Management

In its capacity as the general partner of the sole member of the general partner of Cardinal, Cardinal Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,536,262 shares of the Stock.

Cardinal MGP

In its capacity as the general partner of the general partner of the sole member of the general partner of Cardinal, Cardinal MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,536,262 shares of the Stock.

FW Strategic

In its capacity as the general partner of Oak Hill, FW Strategic has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,246,683 shares of the Stock.

Strategic MGP

In its capacity as the general partner of the general partner of Oak Hill, Strategic MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,246,683 shares of the Stock.

Alexander

In his capacity as the sole member of the general partner of the general partner of the sole member of the general partner of Cardinal, and in his capacity as President and sole member of the general partner of the general partner of Oak Hill, Alexander has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,782,945 shares of the Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    January 30, 2008

CARDINAL INVESTMENT SUB I, L.P.
By:  Cardinal Investment Sub Genpar I, L.L.C., general partner

By: /s/ John H. Fant
       John H. Fant, Vice President

OAK HILL STRATEGIC PARTNERS, L.P.
By:  FW Strategic Asset Management, L.P., general partner
   By:  Strategic MGP, L.L.C., general partner

      By: /s/ John H. Fant
             John H. Fant, Vice President